Exhibit g.3

FEE WAIVER AGREEMENT

THIS FEE WAIVER AGREEMENT (the “Agreement”) dated as of April 20, 2012, is by and between Tortoise Capital Advisors, L.L.C. (the “Advisor”) and Tortoise Energy Infrastructure Corporation (the “Company”).

WHEREAS, the Advisor and the Company have entered into an Investment Advisory Agreement, dated September 15, 2009 (the “Advisory Agreement”), whereby the Advisor provides certain investment advisory services to the Company;

WHEREAS, the Advisor desires to enter into this Agreement to waive certain fees due to the Advisor under the Advisory Agreement in connection with the offering by the Company of shares of its common stock (“Shares”) in a registered offering (the “Offering”) pursuant to the terms of a Controlled Equity OfferingSM Sales Agreement between the Company and Cantor Fitzgerald & Co. (as amended from time to time, the “Sales Agreement”);

WHEREAS, the Advisor understands and intends that: (i) the Company will rely on this Agreement in accruing the expenses of the Company for purposes of calculating net asset value and for other purposes; (ii) only the Company may terminate this Agreement; and (iii) the Company is expressly permitted to do the foregoing; and

WHEREAS, the shareholders of the Company will benefit from the waiver set forth in this Agreement by incurring lower Company operating expenses than they would absent such waiver.

NOW, THEREFORE, effective as of April 20, 2012, with respect to each sale of Shares in the Offering pursuant to the Sales Agreement, the Advisor agrees to waive, for a period of six (6) months from the date of such sale of Shares, all of its fees due under the Advisory Agreement related to the net proceeds received by the Company from such sale of Shares.

IN WITNESS WHEREOF, the Advisor and the Company have agreed to this Fee Waiver Agreement as of the day and year first above written.

TORTOISE CAPITAL ADVISORS, L.L.C.

By:
Name:	Terry Matlack
Title:	Managing Director

TORTOISE ENERGY INFRASTRUCTURE CORPORATION

By:
Name:	P. Bradley Adams
Title:	Chief Financial Officer